

Mail Stop 6010

February 11, 2008

Mr. Matthew T. Plavan
Chief Financial Officer
Thermogenesis Corp.
2711 Citrus Road
Rancho Cordova, CA 95742

> **Re: Thermogenesis Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **File No. 333-82900**

Dear Mr. Plavan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 19

-(c) Liquidity and Capital Resources, page 27

1.   It appears from note 2 to your financial statements for the fiscal year ended December 31,
        2006 that all of your short-term investments were comprised of "mortgage-backed
        securities that were government sponsored." We note from your September 30, 2007 and
        December 31, 2007 Forms 10-Q that you have similar holdings in mortgage-backed
        securities. In future filings, please clearly discuss the nature of the material components
        of those assets as necessary to provide your investors with information necessary for a
        clear understanding of your financial condition. Also, if these securities are reasonably
        likely to affect your financial condition in a material way, please expand your discussion
        and analysis in applicable future filings to provide your investors with information
        necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(a) of
        Regulation S-K. For example, as appropriate, identify the nature of any mortgage-backed
        securities you hold, indicate what factors may affect the value of mortgage-backed
        securities and disclose any material risks. Also add any appropriate disclosure required
        by Item 305 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 28

Notes to Financial Statements, page 34

Note 1. Summary of Significant Accounting Policies, page 34

-Revenue Recognition, page 34

2.   We note that you enter into collaborative product development agreements. Please revise
        your future filings to disclose the impact that EITF 07-1 will have on your results of
        operations when adopted on July 1, 2008.

Item 9A. Controls and Procedures, page 53

3.   We note your statement that your certifying officers concluded that the company's
        disclosure controls and procedures are "effective in ensuring that information required to
        be disclosed by [you] in reports that [you] file or submit under the Exchange Act is
        recorded, processed, summarized and reported within the time periods specified in the
        Securities and Exchange Commission's rules and forms." We note a similar disclosure in
        your September 30, 2007 and December 31, 2007 Forms 10-Q. The language that is
        currently included after the words "effective" in your disclosure appears to be
        superfluous, since the meaning of "disclosure controls and procedures" is established by

Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the words " effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant